Exhibit 99.2

BEFORE THE SECURITIES REGULATION PANEL

In the matter concerning —

HARMONY GOLD MINING COMPANY LIMITED (“HARMONY”)

NORILSK NICKEL (“Norilsk”)

and

GOLD FIELDS LIMITED (“GFL”)

RULINGS OF THE APPEAL TRIBUNAL OF THE SECURITIES REGULATION PANEL

A.	Procedural matters

	1.	GFL’s request for rulings dated 20 October 2004 was incorrectly categorised as an appeal proceeding by the executive committee and should have been dealt with as a request for rulings in the first instance.

	2.	GFL’s request for rulings in the memorandum attached to ENF’s letter dated 27 October 2004 was incorrectly categorised by the executive committee as an appeal proceeding which was out of time and should have been dealt with as a request for rulings in the first instance.

	3.	In the exercise of its discretion, GFL’s request for rulings will be dealt with by the appeal panel and will not be referred back for consideration to either the executive director or the executive committee of the SRP.

B.	The concert party and related issues

	1.	Norilsk is not a concert party with Harmony.

	2.	The early settlement offer is not an offer for 54.9% of the shares in GFL.

C.	The composite transaction and related issues

In the context of considering whether there has been an “affected transaction”, the following rulings are made:

	1.	“the transaction” is the offer by Harmony for the entire issued share capital of GFL.

	2.	The transaction, upon its implementation, will have the effect of vesting control of GFL in Harmony.

	3.	The transaction is to be implemented in two stages through the early settlement offer and the subsequent offer.

4.	The division of the implementation of the transaction into two stages does not detract from the fact that there is a single composite transaction, namely, Harmony’s offer for all of the issued share capital of GFL.

5.	In addition and, in any event the early settlement offer and the subsequent offer are part of a series of transactions or scheme which, upon its implementation, will have the effect of vesting control of GFL in Harmony.

6.	In the premises the panel has jurisdiction over the early settlement offer.

D.     Consequential rulings

1.	The ruling sought in paragraph 108.3 of GFL’s heads of argument dated 24 November 2004, namely, that the early settlement offer must be made subject to the same terms and conditions contained in the subsequent offer with the result that the early settlement offer must not be implemented until the conditions attaching to the subsequent offer are fulfilled, is refused.

2.	The early settlement offer is not a partial offer.

3.	The appeal panel refuses to give the confirmation sought in paragraph 3.4 of ENF’s memorandum attached to the letter dated 27 October 2004.

4.	The further rulings in relation to timing sought in paragraph 2 of ENF’s memorandum attached to the letter dated 27 October 2004, are refused.

E.     Costs

      Harmony and GFL are ordered to pay the costs of the appeal tribunal in equal shares.

By order of the Appeal Tribunal of the Securities Regulation Panel

Issued at Johannesburg on Monday 28 November 2004